Exhibit 4.24

FIRST AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT

FIRST AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT, dated as of March 25, 2010 (the "Amendment") to the Shareholders Rights Agreement, dated as of May 18, 2009 (the "Rights Agreement"), between Euroseas Ltd., a Marshall Islands corporation (the "Company"), and American Stock Transfer and Trust Company, LLC, as rights agent (the "Rights Agent").  Terms used herein but not defined shall have the meaning assigned to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

WHEREAS, the Company intends to enter into the Limited Liability Company Agreement (the "LLC Agreement") of Euromar LLC, a Marshall Islands limited liability company ("Euromar"), by and among the Company, Paros Ltd., a Cayman Islands exempted company ("Paros"), and All Seas Investors I, Ltd., a Cayman Islands exempted company ("All Seas I"), All Seas Investors II, Ltd., a Cayman Islands exempted company ("All Seas II"), All Seas Investors III LP, a Cayman Islands exempted limited partnership ("All Seas III", and collectively, with All Seas I  and All Seas II, "All Seas" and, individually, an "All Seas Member"), pursuant to which Paros and each of the All Seas Members shall be granted the Conversion Right (as defined in the LLC Agreement) in respect of which Paros and each of the All Seas Members shall enter into the Shareholders' Agreement (as defined in the LLC Agreement);

WHEREAS, pursuant to Section 27 of the Rights Agreement, under circumstances set forth therein, the Company may from time to time, and the Rights Agent shall, if the Company so directs, supplement or amend the Rights Agreement without the approval of any holders of Rights; and

WHEREAS, the Company desires to amend the Rights Agreement as set forth herein and to direct the Rights Agent to execute this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereby agree as follows:

Section 1.  Amendment of Rights Agreement. The Rights Agreement is hereby amended as follows:

1.1           Section 1 of the Rights Agreement is hereby amended by inserting the following defined term therein:

"All Seas" means collectively All Seas I, All Seas II and All Seas III.

"All Seas I" means All Seas Investors I, Ltd., a Cayman Islands exempted company.

"All Seas II" means All Seas Investors II, Ltd., a Cayman Islands exempted company.

"All Seas III" means All Seas Investors III, LP, a Cayman Islands exempted limited partnership.

"All Seas Member" means each of All Seas I, All Seas II and All Seas III.

"Exempted Transaction" shall mean any of the following: (i) the approval, adoption, execution or delivery of the LLC Agreement or any other Transaction Document (as defined in the LLC Agreement), including, without limitation, the Shareholders' Agreement, (ii) the approval or consummation of any of the transactions contemplated by the LLC Agreement or any other Transaction Document, (iii) the approval or grant of the Conversion Right, the Conversion Right becoming exercisable or the exercise thereof in accordance with and subject to the terms of the LLC Agreement and the terms hereof, and/or (iv) the announcement of any of the foregoing, it being the purpose of the Company that neither the execution of the LLC Agreement nor any other Transaction Document by any of the parties thereto nor the consummation of any of the transactions contemplated thereby, including the grant and exercise of the Conversion Right in accordance with and subject to the terms of the LLC Agreement and the terms hereof, shall in any respect give rise to the existence of any Acquiring Person, Distribution Date, Shares Acquisition Date or Triggering Event or in any way permit any Rights to be exercised pursuant to Section 11 of the Rights Agreement, Section 13 of the Rights Agreement or otherwise.

"LLC Agreement" means the Limited Liability Company Agreement of Euromar LLC, a Marshall Islands limited liability company, by and among the Company, Paros and each All Seas Member.

"Paros" shall have the meaning given to such term in the second recital above.

1.2           The definition of "Permitted Person" in Section 1 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

"Permitted Person" shall mean (i) Friends Investment Company Inc. or any of its Affiliates, (ii) Eurobulk Marine Holdings, Inc. or any of its Affiliates, (iii) Aristides Pittas or any of his Affiliates, (iv) Paros, any of its Permitted Transferees (as defined in the LLC Agreement) or any other third parties that acquire Units in Euromar from Paros pursuant to a Permitted Transfer (as defined in the LLC Agreement), and (v) each All Seas Member, any of its respective Permitted Transferees or any other third parties that acquire Units in Euromar from any All Seas Member pursuant to a Permitted Transfer; provided, however, that in the case of Paros and each All Seas Member, any of their respective Permitted Transferees and any other third parties that acquire Units in Euromar from Paros or any All Seas Member pursuant to a Permitted Transfer (collectively, the "Paros All Seas Persons"), each such Paros All Seas Person shall be a Permitted Person solely in the event that such Paros All Seas

Person becomes a Beneficial Owner of shares of Common Stock of the Company by reason of an Exempted Transaction and is not otherwise the Beneficial Owner of any other shares of Common Stock of the Company.  Notwithstanding anything to the contrary, if any Paros All Seas Person (A) becomes the Beneficial Owner of 15% or more of the shares of Common Stock of the Company other than solely as a result of the exercise of its Conversion Right or (B) becomes the Beneficial Owner of 15% or more of the shares of Common Stock of the Company solely as a result of the exercise of its Conversion Right and, after the exercise of the Conversion Right, becomes the Beneficial Owner of any additional shares of Common Stock of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock in shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock), then such Paros All Seas Person shall be deemed to be an Acquiring Person unless, (x) in the case of clause (B), upon becoming the Beneficial Owner of such additional shares of Common Stock of the Company, such Paros All Seas Person is not the Beneficial Owner of 15% or more of the aggregate shares of Common Stock of the Company then outstanding or (y) in the case of clause (A) or (B), if the Company's Board determines in good faith that a Paros All Seas Person who would otherwise be deemed an "Acquiring Person" has become such inadvertently (including, without limitation, because such Paros All Seas Person was unaware that it beneficially owned a percentage of the shares of Common Stock that would otherwise cause such Paros All Seas Person to be deemed an "Acquiring Person,") or through its ownership of a basket of securities or index fund and without any intention of changing or influencing control of the Company, and if such Paros All Seas Person divested or divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be deemed an "Acquiring Person," then such Paros All Seas Person shall not be deemed to be or have ever been an "Acquiring Person" for any purposes of this Rights Agreement.

Section 2.   Direction to Rights Agent. The Company hereby directs the Rights Agent, in accordance with the terms of Section 27 of the Rights Agreement, to execute this Amendment.

Section 3.   Effectiveness and Continued Effectiveness.  In accordance with the resolutions adopted by the Company's Board of Directors on March 24, 2010, the amendment to the Rights Agreement set forth in Section 1 above is effective as of date hereof.  The parties hereto hereby acknowledge and agree that, except as specifically supplemented and amended, changed or modified in Section 1 above, the Rights Agreement shall be unaffected by this Amendment and remain in full force and effect in accordance with its terms.

Section 4.   Governing Law. This Amendment shall be deemed to be a contract made under the laws of New York and for all purposes shall be governed by and construed in accordance with the laws of such jurisdiction applicable to contracts to be made and performed entirely within such jurisdiction.

Section 5.   Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

Section 6.   Descriptive Headings.  Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 7.  Benefits of this Amendment.  Nothing in this Amendment shall be construed to give to any person other than the Company, the Rights Agent and the Permitted Persons any legal or equitable right, remedy or claim under this Amendment; but this Amendment shall be for the sole and exclusive benefit of the Company, the Rights Agent and the Permitted Persons.  Further, nothing in this Amendment shall be construed to give any holder of Rights or any other Person legal or equitable right, remedy or claim under this Amendment by virtue or, or as a result of, any Exempted Transaction.

Section 8.  Rights of Action.

(a)           Any Permitted Person, without the consent of the Rights Agent or any other Person, may, in his or her own behalf and for his or her own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his or her rights under this Amendment.  Without limiting the foregoing or any remedies available to the Permitted Persons, it is specifically acknowledged that the Permitted Persons may not have an adequate remedy at law for any breach of this Amendment and will be entitled to seek specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Amendment.

(b)           Notwithstanding anything in this Amendment to the contrary, neither the Company nor the Rights Agent shall have any liability to any Permitted Person or any other Person as a result of its inability to perform any of its obligations under this Amendment by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company shall use all reasonable efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as soon as possible.

Section 9.  Successors.  All the covenants and provisions of this Amendment by or for the benefit of the Company shall bind and inure to the benefit of its successors and assigns hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

EUROSEAS LTD.

By:	/s/Tasos Aslidis
Name: Tasos Aslidis Title: Chief Financial Officer

AMERICAN STOCK TRANSFER AND TRUST COMPANY, LLC, as Rights Agent

By:	/s/Herb Lemmer
Name: Herb Lemmer Title: Vice President